Exhibit 7

	RATIO OF EARNINGS TO FIXED CHARGES Years ended December 31,
	2003	2002*	2001	2000*	1999
	(In million EUR, except ratios)
Dutch accounting principles
Earnings:
Income before taxes	2,147	1,849	3,243	2,839	2,181
Add: fixed charges	3,215	3,410	3,752	3,285	2,214

	5,362	5,259	6,995	6,124	4,395

Fixed charges:
Interest	645	730	862	796	759
Interest on fixed annuities and GICs/funding agreements	2,475	2,650	2,887	2,487	1,453
Dividend on preferred shares	95	30	3	2	2

	3,215	3,410	3,752	3,285	2,214

Ratio:	1.7	1.5	1.9	1.9	2.0
Ratio excluding interest on fixed annuities and GICs/funding agreements:	3.9	3.4	4.7	4.6	3.9

US GAAP ¹

Earnings:
Income from continuing operations before taxes	2,286	(841)	1,158	3,492	1,950
Add: fixed charges	3,326	3,649	4,271	4,128	2,528

	5,612	2,808	5,429	7,620	4,478

Fixed charges:
Interest	756	969	1,381	1,639	1,073
Interest on fixed annuities and GICs/funding agreements	2,475	2,650	2,887	2,487	1,453
Dividend on preferred shares	95	30	3	2	2

	3,326	3,649	4,271	4,128	2,528

Ratio:	1.7	—	1.3	1.8	1.8
Ratio excluding interest on fixed annuities and GICs/funding agreements	3.7	—	1.8	3.1	2.8
Deficiency		(691)

¹	Prior periods have been adjusted for the consolidation of Transamerica Finance Corporation for US GAAP purposes.
*	Reflects restatement of certain US GAAP information described in Note 18.5.

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